Discussion of Business Combinations.

Attachment 77M to Mosaic Tax-Free Trust Form N-SAR-B dated 09/30/2006

1.    Effective June 22, 2006, the Mosaic Tax-Free Missouri Fund (the "Missouri Fund") series of Mosaic Tax-Free Trust (the "Trust") merged into the Mosaic Tax-Free National Fund ("National Fund") series of the Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Missouri Fund received approximately 0.982844 shares of beneficial interest of the National Fund for each share they held of the Missouri Fund. A total of 615,031 shares of the Missouri Fund were outstanding as of the date of the reorganization, resulting in the issuance of 604,480 shares of beneficial interest. The Missouri Fund’s net assets on June 22, 2006 of $6,479,539 (including $230,251 of net unrealized appreciation and $23,153 of accumulated net realized losses) were combined with those of the National Fund. The Missouri Fund had net investment income of $187,785 which was distributed to its shareholders immediately prior to the reorganization.  The number of shares represented in person or by proxy at the Missouri Fund Special Meeting of Shareholders adjourned to and held on June 22, 2006 was 556,085 of the shares outstanding on the February 21, 2006 record date.  The merger was approved by a vote of 371,019 in favor, with 179,869 against and 5,197 abstaining.

2.    Effective July 20, 2006, the Mosaic Tax-Free Arizona Fund (the "Arizona Fund") series of Mosaic Tax-Free Trust (the "Trust") merged into the Mosaic Tax-Free National Fund ("National Fund") series of the Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Arizona Fund received approximately 0.943309 shares of beneficial interest of the National Fund for each share they held of the Arizona Fund. A total of 451,265 shares of the Arizona Fund were outstanding as of the date of the reorganization, resulting in the issuance of 425,682 shares of beneficial interest. The Arizona Fund’s net assets on July 20, 2006 of $4,584,854 (including $96,090 of net unrealized appreciation and $0 of accumulated net realized gains or losses) were combined with those of the National Fund. The Arizona Fund had net investment income of $150,869 which was distributed to its shareholders immediately prior to the reorganization.  The number of shares represented in person or by proxy at the Arizona Fund Special Meeting of Shareholders adjourned to and held on July 20, 2006 was 390,150 of the shares outstanding on the February 21, 2006 record date.  The merger was approved by a vote of 265,751 in favor, with 100,834 against and 23,565 abstaining.